UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 15)*

SAP SE
(f/k/a SAP AG) (Name of Issuer)

ORDINARY SHARES, WITHOUT NOMINAL VALUE
(Title of Class of Securities)

803054204
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS Dietmar Hopp Stiftung gGmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS Dietmar Hopp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS Daniel Hopp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS DAH Beteiligungs GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS Dietmar Hopp Familienstiftung
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Liechtenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS DH Besitzgesellschaft AG & Co. KG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS Oliver Hopp
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS DH LT-Investments AG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS 72HODA80 GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 803054204

1.	NAMES OF REPORTING PERSONS DH Stiftung GmbH
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 61,864,345
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 61,864,345
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,864,345
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 803054204

Item 1(a). Name of Issuer

SAP SE (f/k/a SAP AG) (the “Company”).

Item 1(b). Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at Dietmar Hopp Allee 16, 69190 Walldorf, Federal Republic of Germany.

Item 2(a). Name of Persons Filing

This Amendment No. 15 to Schedule 13G is filed pursuant to a Joint Filing Agreement, dated February 20, 2020, by the following persons with respect to an aggregate of 61,864,345 shares of the Company (collectively, the “Shares”) as described below:

(i)	Dietmar Hopp Stiftung gGmbH, with respect to the Shares beneficially owned by it.

(ii)	Mr. Dietmar Hopp, with respect to the Shares beneficially owned by him.

(iii)	Mr. Daniel Hopp, with respect to the Shares beneficially owned by him.

(iv)	DAH Beteiligungs GmbH, with respect to the Shares beneficially owned by it.

(v)	Dietmar Hopp Familienstiftung, with respect to the Shares beneficially owned by it.

(vi)	DH Besitzgesellschaft AG & Co. KG, with respect to the Shares beneficially owned by it.

(vii)	Mr. Oliver Hopp, with respect to the Shares beneficially owned by him.

(viii)	DH LT-Investments AG, with respect to the Shares beneficially owned by it.

(ix)	72HODA80 GmbH, with respect to the Shares beneficially owned by it.

(x)	DH Stiftung GmbH, with respect to the Shares beneficially owned by it.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, If None, Residence

The address of the principal place of business of each of the Reporting Persons is c/o Rittershaus Rechtsanwälte Partnerschaftsgesellschaft mbB, Harrlachweg 4, 68163 Mannheim, Federal Republic of Germany.

Item 2(c). Citizenship

(i)	Dietmar Hopp Stiftung gGmbH is a corporation organized under the laws of the Federal Republic of Germany.

(ii)	Mr. Dietmar Hopp is a citizen of the Federal Republic of Germany.

(iii)	Mr. Daniel Hopp is a citizen of the Federal Republic of Germany.

(iv)	DAH Beteiligungs GmbH is a corporation organized under the laws of the Federal Republic of Germany.

(v)	Dietmar Hopp Familienstiftung is a trust organized under the laws of Liechtenstein.

CUSIP No. 803054204

(vi)	DH Besitzgesellschaft AG & Co. KG is a partnership with a general partner with limited liability organized under the laws of the Federal Republic of Germany.

(vii)	Mr. Oliver Hopp is a citizen of the Federal Republic of Germany.

(viii)	DH LT-Investments AG is a corporation organized under the laws of the Federal Republic of Germany.

(ix)	72HODA80 GmbH is a corporation organized under the laws of the Federal Republic of Germany.

(x)	DH Stiftung GmbH is a corporation organized under the laws of the Federal Republic of Germany.

Item 2(d). Title of Class of Securities

Ordinary Shares, without nominal value

Item 2(e). CUSIP No.

803054204

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☐ An investment adviser registered under Section 203 of the Investment Advisers Act of 1940 or under the laws of any state;

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(J).

Item 4. Ownership

The percentages referenced in Item 11 of the cover pages were calculated based upon 1,228,504,232 ordinary shares (excluding 34,854,354 treasury shares) of the Company issued and outstanding as of December 31, 2018, as reflected in the Company’s Form 20-F, filed with the Securities and Exchange Commission on February 28, 2019.

With respect to the beneficial ownership of each Reporting Person, see Items 5 through 11 of the cover pages to this Schedule 13G/A, which are incorporated herein by reference. These items reflect the beneficial ownership of each Reporting Person as of December 31, 2019.

The Reporting Persons have entered into a pooling agreement which governs, among other things, voting and disposition of the Shares, with each Reporting Person’s voting and dispositive rights with respect to all of the Shares proportionate to the percentage of Shares owned by such Reporting Person.

CUSIP No. 803054204

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable

CUSIP No. 803054204

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2020

Dietmar Hopp Stiftung gGmbH

By:	/s/ Marc Hauser
	Name:	Marc Hauser
	Title:	Attorney-in-fact

DAH Beteiligungs GmbH

By:	/s/ Marc Hauser
	Name:	Marc Hauser
	Title:	Attorney-in-fact

Dietmar Hopp Familienstiftung

By:	/s/ Marc Hauser
	Name:	Marc Hauser
	Title:	Attorney-in-fact

DH Besitzgesellschaft AG & Co. KG

By:	/s/ Marc Hauser
	Name:	Marc Hauser
	Title:	Attorney-in-fact

CUSIP No. 803054204

DH LT-Investments AG

By:	/s/ Marc Hauser
	Name:	Marc Hauser
	Title:	Attorney-in-fact

72HODA80 GmbH

By:	/s/ Marc Hauser
	Name:	Marc Hauser
	Title:	Attorney-in-fact

DH Stiftung GmbH

By:	/s/ Marc Hauser
	Name:	Marc Hauser
	Title:	Attorney-in-fact

/s/ Dietmar Hopp
Dietmar Hopp

/s/ Daniel Hopp
Daniel Hopp

/s/ Oliver Hopp
Oliver Hopp